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FORM 4
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OMB APPROVAL
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OMB NUMBER  3235-0287
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EXPIRES:SEPTEMBER 30, 1998
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ESTIMATED AVERAGE BURDEN
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HOURS PER RESPONSE.....0.5
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                      UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
      17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

[ ]  CHECK THIS BOX IF NO LONGER
     SUBJECT  TO SECTION 16.  FORM 4
     OR FORM 5 OBLIGATIONS MAY
     CONTINUE.  SEE INSTRUCTION 1(B).

(PRINT OR TYPE RESPONSES)
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


1.  Name and Address of Reporting  Person*      2. Issuer Name AND Ticker or       6. Relationship of Reporting Person(s) to Issuer
Prometheus Homebuilders LLC                        Trading Symbol                     (Check all applicable)
      ("Prometheus")                               The Fortress Group, Inc. (NASD:    ______ Director                X     10% Owner
LF Strategic Realty Investors II                   FRTG)                                                             -------
L.P. ("LFSRI II")                                                                     ______ Officer                 _______ Other
--------------------------------------------------------------------                  (give title below)             (specify below)
(Last)   (First)    (Middle)        3. IRS               4. Statement
                                       Identification       for
                                       Number of            Month/Year
                                       Reporting              8/98
                                       Person, if
                                       an entity
Thirty Rockefeller Plaza, 63rd         (Voluntary)
Floor
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                                                     5. If           7.  Individual or Joint/Group Filing  (Check Applicable
             (Street)                                   Amendment,        Line)
                                                        Date of               ___ Form filed by One Reporting Person
                                                        Original               X  Form filed by More than One Reporting
New York         NY        10020                       (Month/Year)                   Person
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(City)         (State)      (Zip)       TABLE I-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security        2.Transaction     3.Transaction    4. Securities    5. Amount     6.Ownership      7. Nature of
   (Instr. 3)                    Date             Code            Acquired (A)       of         Form:             Indirect
                                                (Instr.8)         or Disposed      Securities   Direct (D)        Beneficial
                           (Month/Day/Year)                         of (D)         Beneficially   or              Ownership
                                    .                             (Instr. 3, 4     Owned        Indirect          (Instr. 4)
                                                                    and 5)         at End         (I)
                                                                                   of Month     (Instr. 4)
                                                                                  (Instr. 3
                                                                                    and 4)
                                                 -------------------------------
                                                 Code      V   Amount (A)  Price
                                                                       or
                                                                      (D)
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                                                   S                                           D and I
                                                   See                                        See (1)
  Common Stock                8/17/98              (1).         898,845 D  $5.50/sh  898,845     below.         See (1) below.
  --------------------------  -------------------  ------  ----  ----  ---  ----  ----------  -------------  -----------------

  --------------------------  -------------------  ------  ----  ----  ---  ----  ----------  -------------  -----------------

  --------------------------  -------------------  ------  ----  ----  ---  ----  ----------  -------------  -----------------

  --------------------------  -------------------  ------  ----  ----  ---  ----  ----------  -------------  -----------------

  --------------------------  -------------------  ------  ----  ----  ---  ----  ----------  -------------  -----------------

  --------------------------  -------------------  ------  ----  ----  ---  ----  ----------  -------------  -----------------

  --------------------------  -------------------  ------  ----  ----  ---  ----  ----------  -------------  -----------------

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over) *If the form is filed by more than one reporting person, SEE Instruction 4(b)(v) SEC 1474 (7-97)

FORM 4 (CONTINUED) TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


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1.Title of  2.Conversion 3. Trans-    4.Trans- 5. Number of  6. Date       7.Title and 8.Price   9. Number 10.Ownership 11.Nature
Derivative      or          action     action     Derivative    Exercisable  Amount of     of        of        Form of       of
Security      Exercise       Date       Code      Securities     and         Underlying  Derivative Derivative Derivative  Indirect
(Instr. 3)    Price         (Month     (Instr.     Acquired     Expiration   Securities  Security   Securities Security:   Benefi-
               of            Day/        8)        (A) or                    (Instr. 3              Benefi-    Direct      cial
              Derivative     Year                 Disposed       Date         and 4)     (Instr.    cially       (D) or    Owner-
              Security                                (D)       (Month/Day/                   5)    Owned at   Indirect    ship
                                                                 Year)                              End of       (I)       (Instr.
                                                  (Instr. 3,                                        Month      (Instr.       4)
                                                  4 and 5)                                          (Instr.       4)
                                     ----------------------------------------------                    4)
                                                                              Amount
                                                                               or
                                                           Expira-   Expira-  Number
                                                           tion      tion      of
                                     Code V   (A)   (D)    Date      Date     Shares
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Class AA        $6.00 (2)   8/17/98  J            40,000   3/6/98   None    Common  6,666,667  $1000   40,000     D and I
Convertible                          See            See                    Stock                      See (1)    See (1)    See (1)
Preferred Stock                      (1)            (1)                                               below.     below      below.
                                     below.        below
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Warrants          $7.00     8/17/98  J            375,000 9/30/66 9/30/04  Common  1,000,000  $0.00  375,000     D and I
                                     See           See                     Stock                     See         See (1)    See (1)
                                     (1)           (1)                                               (1)         below      below
                                     below         below                                             below
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
Explanation of Responses:

(1) Prometheus is the direct owner of the interest in the Issuer. Prometheus has three managing members: LFSRI II is a 86.1592% managing member, LFSRI II Alternative Partnership L.P. ("Alternative") is a 10.3806% managing member and LFSRI II-CADIM Alternative Partnership L.P. ("CADIM") is a 3.4602% managing member. As a consequence of the foregoing, LFSRI II, Alternative and CADIM each have an indirect interest in the Issuer, as described above.

(2) Subject to certain adjustments as set forth in the Class AA Convertible Preferred Stock Certificate of Designation.

** Intentional misstatements or omissions of          /s/ Murry N. Gunty                      8/27/98
facts constitute Federal Criminal Violations.        ----------------------------------------------------------------------
    SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)          ** Signature of Reporting Person         Date
                                                             Murry N. Gunty
Note:  File three copies of this Form, one                     Principal,
       of which must be manually signed.
       If space is insufficient, SEE                     Lazard Freres Real Estate Investors L.L.C.,
       Instruction 6 for procedure.                  as general partner of LF Strategic Realty Investors II L.P., as one managing member of Prometheus Homebuilders L.L.C.,
----------------------------------------------------------------------------------------------------------------------------

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                     Page 2
                                                                                                            SEC 1474 (7-97)

FORM 4 (ATTACHMENT)
REPORTING PERSONS: PROMETHEUS HOMEBUILDERS LLC AND
LF STRATEGIC REALTY INVESTORS II L.P.
ISSUER NAME: THE FORTRESS, GROUP, INC. (NASD: FRTG)
MONTHLY PERIOD:  AUGUST 1998

ALL REPORTING PERSONS:


LF Strategic Realty Investors II L.P.
Lazard Freres
Thirty Rockefeller Plaza, 63rd Floor
New York, New York 10020


LFSRI II Alternative Partnership L.P.
c/o Lazard Freres
Thirty Rockefeller Plaza, 63rd Floor
New York, New York 10020



LFSRI II-CADIM Alternative Partnership L.P.
c/o Lazard Freres
Thirty Rockefeller Plaza, 63rd Floor
New York, New York 10020









NY_DOCS\270440.1